UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Solid start of the year, leveraging on stronger fuels’ demand, better pricing environment, and the materialization of cost efficiencies.

Summary Consolidated Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Q/Q Δ
Revenues	2,832	2,270	2,648	16.6%
EBITDA	1,040	263	825	N.M
Adjusted EBITDA	851	183	767	N.M
Operating income before impairment of assets	241	(273)	78	N.M
Operating income	241	549	78	-85.9%
Net income before impairment of assets	103	(78)	(25)	-67.4%
Net income	103	539	(25)	N.M
EPS	0.26	1.41	(0.06)	N.M
Capex	598	538	487	-9.4%
FCF	(85)	182	284	56.0%
Cash and cash equivalents	1,159	994	995	0.1%
Total debt	8,799	8,070	7,747	-4.0%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of property, plant, and equipment. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. EPS attributable to shareholders of the parent company (basic and diluted). FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS OF THE QUARTER

•

Strong recovery in profitability with Adjusted EBITDA expanding by 318% sequentially—and only 9.9% below 1Q20 -, mainly backed by a fast recovery in demand for gasoline and diesel, higher realization prices across the board and the materialization of cost efficiencies.

•	Local demand for our main refined products (gasoline and diesel) improved beyond expectations increasing 5.5% q/q and 3.6% y/y, but not yet back to pre-COVID levels remaining 5.7% below 1Q19.

•

Prices at the pump continued recovering in dollar terms with a sequential increase in the realization price of 10.3% on average for gasoline and diesel, which permitted to pass-through the increases in biofuels’ costs and fuels’ taxes, while also leaving some room for a recovery in our margin.

•

Structural cost efficiencies continued to materialize on the back of the company-wide cost cutting plan implemented throughout 2020. OPEX declined 21.5% y/y with positive results on all our business segments.

•

Activity in our upstream operations was fully resumed reaching a new record in the number of horizontal wells completed in a quarter, totaling 34 between oil and gas wells within the unconventional segment, out of a total of 48 wells completed throughout all of our operated fields.

•

Oil and gas production expanded 3.3% sequentially, including a 4.3% increase in crude oil production to 207.7 Kbbld, with a remarkable 19.7% jump in shale oil production backed by our core hub where output reached its record high in March at 42.0 Kbbld.

•	Free cash flow ended in positive territory, allowing us to further reduce our net debt which declined by US$324 million to US$6,752 million by the end of the quarter – or US$888 million below 1Q20.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Diesel	996	826	921	-7.5%
Gasoline	669	494	613	-8.4%
Natural gas as producers (third parties)	265	225	259	-2.0%
Other	503	503	552	9.7%

Total Domestic Market	2,433	2,047	2,346	-3.6%

Jet fuel	102	11	24	-76.4%
Grain and flours	61	78	114	85.1%
Crude oil	8	47	6	-28.1%
Petchem & Other	227	86	158	-30.4%

Total Export Market	399	223	302	-24.4%

Total Revenues	2,832	2,270	2,648	-6.5%

Revenues for 1Q21, which amounted to US$2,648 million, showed a sound recovery on a sequential basis, increasing 16.6% on both higher domestic and export sales driven by a general increase in volumes and prices. In particular, we highlight the higher revenues of diesel and gasoline, up 11.5% and 24.2%, respectively, on both higher volumes and higher prices in dollars, as cumulative increases at the pump more than compensated higher fuel taxes and the devaluation of the currency. In addition, prices for natural gas were also higher on the back of the new Plan GasAR driving a 15.3% increase in natural gas revenues as producers sold to third parties in the local market.

On a year ago basis, revenues decreased 6.5% – 1Q20 being affected by the pandemic for less than two weeks – primarily on lower average prices in dollar terms, while demand for gasoline and diesel were 3.6% y/y higher in 1Q21, on more flexible mobility restrictions. It is worth noting that demand in 1Q21 lagged 1Q19 (pandemic-free) by only 5.7%.

Diesel revenues – 35% of our total sales – decreased 7.5% y/y due to lower prices (-12.5%) partially offset by increasing volumes sold (5.2%). Gasoline sales – 23% of total revenues – followed the same trend and decreased by 8.4% also on lower prices (-10.3%) offset by higher volumes sold (1.4%).

Natural gas revenues as producers sold to third parties in the local market – 10% of consolidated sales – went down 2.0% y/y due to a reduction in volumes, despite the better pricing as 1Q21 was the first quarter under the new Plan GasAR.

Other domestic sales in 1Q21, increased 9.7% y/y mainly on higher sales of fuel oil, fertilizers, asphalts, LPG, lubricants and virgin naphtha more than offset lower sales of jet fuel and crude oil.

Export revenues decreased 24.4% y/y on lower sales of jet fuel, natural gas, fuel oil, diesel and virgin naphtha, due to lower volumes sold in most of these products. This was partially offset by higher sales of grain and flours, and petrochemical products.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Depreciation	(679)	(430)	(652)	-3.9%
Lifting cost	(524)	(413)	(411)	-21.5%
Royalties	(184)	(141)	(171)	-7.0%
Refining cost	(114)	(113)	(106)	-6.6%
Other	(328)	(274)	(203)	-37.9%

Total Production Costs	(1,828)	(1,371)	(1,544)	-15.5%

Fuels imports	(97)	(30)	(75)	-23.1%
Crude oil purchases to third parties	(238)	(173)	(252)	6.1%
Biofuel purchases	(161)	(50)	(108)	-32.6%
Natural gas purchases to third parties	(50)	(40)	(32)	-36.4%
Other	(171)	(232)	(252)	47.6%

Total Purchases	(717)	(526)	(719)	0.3%

Stock variations	178	(179)	25	-85.9%

Total Operating Costs	(2,366)	(2,076)	(2,238)	-5.4%

Selling expenses	(225)	(224)	(225)	-0.1%
Administrative expenses	(109)	(135)	(103)	-6.1%
Exploration expenses	(12)	(10)	(2)	-84.5%
Other operating results, net	120	(99)	(3)	N.M

Total Other Expenses	(225)	(467)	(332)	47.3%

Impairment of assets	—	822	—	N.M

Operating Costs + Other Expenses + Impairment of Assets	(2,592)	(1,721)	(2,570)	-0.8%

Stock variations include holding results of US$63 million in 1Q20, US$(40) million in 4Q20 and US$66 million for 1Q21.

Total Operating Costs were US$2,238 million, contracting 5.4% y/y driven primarily by efficiencies in operating expenses other than purchases, royalties and depreciation, on the back of the company wide cost-cutting program that we went through during 2020.

Within production costs, which decreased 15.5% y/y, the lifting cost reduction of 21.5% y/y was mainly influenced by cost-efficiencies, partially compensated with increased well activity on the back of the gradual resumption in activity, royalties went down by 7.0% y/y due to the lower production, and transportation cost (included in the “Other” category) contracted 28.9% y/y primarily on lower tariffs based on the renegotiation of contracts with suppliers.

Depreciation decreased 3.9% mainly due to the decrease in our capex program during last year, which affected the accounting value of the assets subject to depreciation when comparing to the same period of 2020.

Refining cost decreased 6.6% y/y mainly motivated by lower charges related to repair and maintenance, electricity and other supplies, personnel expenses, and consumption of materials and spare parts.

As regards to purchases, a category highly correlated with demand levels for refined products, it remained stable y/y, increasing just 0.3%, driven by:

•

A reduction in fuel imports of 23.1% mainly driven by a decrease of 47.6% for diesel and 58.0% for jet fuel on lower volumes, partially offset by higher purchases of premium gasoline (62.5%) due to higher volumes;

•

Biofuel purchases reported a reduction of 32.6% mainly due to lower purchases of biodiesel (-63.4%) driven by lower volumes acquired despite higher prices, that more than offset the increase in bioethanol purchases (5.6%) driven by higher prices;

•

Lower purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) mainly due to lower volumes (-15.4%);

•	These effects were partially offset by an increase in crude oil purchases from third parties as prices and volumes had expanded by 2.3% and 3.6%, respectively;

•

An increase in purchases of fertilizers and grain receipts in the agricultural sales segment through the form of barter (included in the “Other” category) of 76.2% and 37.7%, respectively, mainly due to higher prices of these products.

During 1Q21, a positive stock variation of US$25 million was recorded, mainly due to an increase in the cost of the company’s inventories, partially offset by a consumption of inventories. In 1Q20, this category was also positive by US$178 million, as a result of an increase in inventory’s levels and their related cost.

In 1Q21 selling expenses stood stable at US$225 million mainly since the higher export taxes, due to an increase in agricultural exports, offset the lower product transportation charges (as within the cost-cutting program we renegotiated lower rates for domestic fuel transport in dollars) and personnel expenses.

Administrative expenses dropped by 6.1% y/y mainly driven by cost efficiencies and lower personnel expenses due to the voluntary retirement program executed in 2020.

The other operating results, net, in 1Q21 were negative by US$3 million compared to the positive US$120 million recorded in 1Q20 mainly explained by the acceleration of promote of Schlumberger’s stake in Bandurria Sur for US$104 million in January 2020.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Operating income	241	549	78	-67.7%

Interests in companies and joint ventures	22	56	58	N.M
Financial results, net	(172)	24	(49)	-71.7%
Income tax	12	(90)	(112)	N.M

Net Income	103	539	(25)	N.M

Net Income before impairment of assets	103	(78)	(25)	N.M

Financial results, net, for 1Q21 represented a loss of US$49 million compared to the US$172 million loss posted in 1Q20, mainly driven by a 18.9% y/y decrease in net interest expense to US$194 million during 1Q21, as a result of a lower average debt compared to the same period of 2020. Also, a positive charge of US$17 million was recorded during 1Q21 for the valuation at fair value of financial assets compared to a negative charge of US$44 million in 1Q20. In contrast, net FX results were US$13 million lower y/y (US$99 million in 1Q21 versus US$112 million in 1Q20), mainly related to the impact that the devaluation had on our net liabilities.

As a whole, net income for the quarter represented a loss of US$25 million, compared to a gain of US$103 million over the same period of 2020.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Net Income	103	539	(25)	N.M
Financial results, net	172	(24)	49	-71.7%
Interests in companies and joint ventures	(22)	(56)	(58)	N.M
Income tax	(12)	90	112	N.M
Unproductive exploratory drillings	0	0	—	-100.0%
Depreciation & amortization	799	535	747	-6.4%
Impairment of assets	—	(822)	—	N.M

EBITDA	1,040	263	825	-20.7%

Leasing	(85)	(80)	(61)	-28.3%
Other adjustments	(105)	1	2	N.M

Adjusted EBITDA	851	183	767	-9.9%

Adjusted EBITDA increased 318% q/q, resulting in a much smaller gap with 1Q20 at -9.9%. The y/y difference mainly resulted from lower prices in dollars of our main products, diesel and gasoline, in addition to the lower output for our upstream operations, partially offset by a higher diesel and gasoline volumes dispatched, and the materialization of cost efficiencies. Sequentially, the increase was backed by the fast recovery in demand for our main products, higher average prices in dollar terms, and the results of our company wide cost-cutting program. It is worth noting that Adjusted EBITDA margin reached 29%, back in line with historical levels.

The Adjusted EBITDA calculation include or exclude several items that can be considered infrequent which are the following.

•	1Q21: Includes stand-by costs for US$29 million.

•

4Q20: Includes, primarily, stand-by costs for US$38 million, charges related to the Voluntary Retirement Program for US$40 million, and a US$118 million loss related to the early termination of the Floating LNG contract.

•	1Q20: Includes stand-by costs for US$17 million, and excludes the recognition of the acceleration of the promote of Schlumberger’s stake in Bandurria Sur for US$104 million.

The reconciliation for each one of our segments between EBITDA and Adjusted EBITDA for 1Q21 is presented in the table below.

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	19	199	(31)	(42)	(66)	78
Depreciation & amortization	581	134	12	19	—	747
Unproductive exploratory drillings	—	—	—	—	—	—
Impairment of assets	—	—	—	—	—	—

EBITDA	600	333	(19)	(22)	(66)	825

Leasing	(39)	(16)	(6)	—	—	(61)
Other adjustments	0	1	2	(1)	—	2

Adjusted EBITDA	561	317	(23)	(23)	(66)	767

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Crude oil	1,008	740	950	-5.7%
Natural gas	318	244	285	-10.3%
Other	(10)	(9)	12	N.M

Revenues	1,317	975	1,247	-5.2%

Depreciation	(573)	(327)	(550)	-4.0%
Lifting cost	(524)	(413)	(411)	-21.5%
Royalties	(184)	(141)	(171)	-7.0%
Exploration expenses	(12)	(9)	(2)	-84.9%
Other	(13)	(158)	(95)	N.M

Operating income before impairment of assets	11	(73)	19	69.1%

Impairment of assets	—	828	—	N.M

Operating income	11	755	19	69.1%

Depreciation & amortization	616	356	581	-5.7%
Unproductive exploratory drillings	0	0	—	-100.0%
Impairment of assets	—	(828)	—	N.M

EBITDA	628	283	600	-4.4%

Leasing	(39)	(33)	(39)	-0.3%
Other adjustments	(104)	(0)	0	N.M

Adjusted EBITDA	485	250	561	15.7%

Capex	477	362	425	-10.9%

Revenues decreased by a slight 5.2% compared to 1Q20, reaching US$1,247 million, but experienced a 28.0% sequential expansion. The reason behind the y/y performance was a reduction in both crude oil and natural gas production, partially offset by higher prices for both crude oil and gas. As a result, crude oil revenues decreased 5.7% y/y as production contracted by 7.8% y/y, despite the 3.1% y/y recovery in prices in dollars. For natural gas, revenues declined 10.3% y/y as output went down by 16.8% but was partially offset by higher prices of 4.5% supported by the new Plan GasAR. Sequentially, revenues increased 28.0%, driven by a strong recovery of prices, up 25.2% and 22.8% for crude oil and natural gas, respectively, in addition to higher total production of 3.3% mainly driven by an expansion in our shale oil production.

Operating costs for the period decreased y/y mainly due to the following:

•	Lifting costs decreased 21.5% y/y mainly due to the results of our cost-cutting program that allowed us to resume activity in a much more efficient basis, in addition to lower production levels.

•	Royalties went down by 7.0% y/y principally due to lower production. Royalties in connection with crude oil decreased 6.8%, while the charge related to natural gas declined by 7.7%.

•	Transportation costs (included in the “Other” category) of US$34 million decreased by 29.5% y/y mainly as we renegotiated contracts with service providers and due to lower activity.

•

Depreciation decreased 4.0% compared to 1Q21, mainly due to a decrease in our capex program in 2020, which affected the accounting value of the assets subject to depreciation when comparing to the same period of last year.

Exploration expenses decreased 84.9% y/y in relation to 1Q20 mainly due to lower expenses in connection to exploratory studies.

Other costs were negative US$95 million in 1Q21, compared to the negative US$13 million recorded in 1Q20, as the latter includes a positive charge of US$104 million from the acceleration of promote of Schlumberger’s stake in Bandurria Sur – following the acquisition by Shell Compañía Argentina de Petróleo S.A. and Equinor Argentina AS of the entire Schlumberger Oilfield Eastern Ltd (“SPM”) share package in Bandurria Sur in January 2020.

As a result, Adjusted EBITDA reached US$561 million during the quarter, expanding 15.7% y/y and 124.7% q/q.

Unit Cash Costs Unaudited Figures, in US$/boe	1Q20	4Q20	1Q21	Y/Y Δ
Lifting Cost	11.4	10.6	10.5	-8.0%
Royalties and other taxes	4.7	3.9	4.8	2.8%
Other Costs	1.6	3.3	1.7	5.6%

Total Cash Costs (US$/boe)	17.7	17.8	17.0	-3.9%

In 1Q21, on a per unit basis, our cash costs decreased 3.9% y/y driven by lower lifting costs of 8.0%, due to efficiency gains and the dilution of Peso denominated costs. Sequentially, unit cash costs decreased 4.8% as the higher royalties due to the increase in prices were more than offset by the lower lifting and other cost backed by the consolidation of cost efficiencies.

Upstream Operating data Unaudited Figures	1Q20	4Q20	1Q21	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	225.1	199.0	207.7	-7.8%

Conventional	178.2	157.1	158.3	-11.2%
Shale	42.3	38.8	46.4	9.6%
Tight	4.6	3.2	3.0	-35.6%

NGL Production (Kbbld)	44.9	10.8	29.5	-34.4%

Conventional	25.0	7.4	16.3	-34.8%
Shale	16.9	4.1	12.0	-29.0%
Tight	3.1	-0.7	1.2	-61.0%

Gas Production (Mm3d)	38.2	33.9	31.8	-16.8%

Conventional	20.0	19.0	18.0	-9.9%
Shale	8.8	7.2	6.4	-27.8%
Tight	9.4	7.6	7.4	-21.3%

Total Production (Kboed)	510.3	422.8	437.0	-14.4%

Conventional	329.0	284.3	288.0	-12.5%
Shale	114.6	88.4	98.4	-14.2%
Tight	66.7	50.2	50.6	-24.1%
Average realization prices
Crude Oil (USD/bbl)	48.6	40.0	50.1	3.1%
Natural Gas (USD/MMBTU)	2.8	2.4	2.9	4.5%

Natural gas price for 1Q20 has been restated due to the change in the accrual of the Plan Gas and the adjustments for final billing.

Total production for 1Q21 decreased 14.4% y/y to 437.0 Kboed as output was affected by the natural decline of our fields and the lower activity since April 2020 given the measures adopted in response to the pandemic, despite the partial and gradual resumption of activity since mid-3Q20. In this regard, crude oil production declined 7.8%, to 207.7 Kbbld, with a reduction in conventional production of 11.2%, partially offset by an increase in shale of 9.6%. In turn, natural gas decreased 16.8%, to 31.8 Mm3d mainly driven by the natural decline of our fields. NGL decreased 34.4% y/y following the lower natural gas production, lower processing levels in Mega – due to maintenance works in the Dow Chemical Complex from the end of January until mid- February –, and the reclassification between natural gas and NGL on some non-operated fields explained in the following paragraph.

Sequentially, production expanded 3.3% as a result of the increase in investments and activity, focused on our shale oil core hub. Consequently, crude oil increased by 4.3% driven by a 19.7% increase in shale with production in our core hub (Loma Campana, La Amarga Chica, and Bandurria Sur) reaching its record high in March. The sequential jump in NGL production was due to the reallocation done last quarter on how natural gas and natural gas liquids volumes were recorded for the year 2020 in certain joint operations that are not operated by the company. In contrast, natural gas production contracted 6.2% due to the aforementioned reallocation and the natural decline of the fields.

The realization price of crude oil in 1Q21 increased by 3.1% y/y, and 25.2% q/q to US$50.1/bbl partially reflecting the recovery in international prices. Although the Brent averaged US$61/bbl during the quarter, a transition scheme was agreed between local refiners and producers to set the reference Brent price for local transactions at US$55/bbl. The goal was to smooth out the evolution of crude prices, minimizing volatility and allowing for a gradual pass-through to the pump, leaving room for reasonable margins within the downstream portion of the value chain while, at same time, it should not have an impact in activity as producers’ realized prices, and thus profitability, has improved.

The average price for natural gas for the quarter was US$2.9/MMBTU, increasing 4.5% y/y and 22.8% q/q supported by the new Plan GasAR – this quarter was the first to be fully impacted by the Plan. The price for 1Q21 included US$0.23 of subsidies compared to US$0.12 in 1Q20 and US$0.17 in 4Q20.

CAPEX:

In 1Q21, upstream capex totaled US$425 million, 10.9% lower y/y still affected by the lower level of activity versus the same period of the previous year and delays in execution. On a sequential basis, investments expanded 17.4% due to the gradual resumption of activity.

During 1Q21, activity was mainly focused on shale oil and shale gas, with Loma Campana, La Amarga Chica, Bandurria Sur, and Lindero Atravesado being the main blocks under development for oil, and Rincón del Mangrullo, Aguada de la Arena, La Ribera Block I, Aguada Pichana Oeste and La Calera for natural gas.

For conventional oil, activity was focused on primary recovery and development projects in Manantiales Behr blocks, Seco León, El Trébol, Cañadón Yatel, Las Heras, and Desfiladero Bayo, as well as secondary recovery projects mainly in Los Perales, Barranca Baya and Chihuido Sierra Negra blocks. At the same time, we continued with tertiary recovery projects mainly in Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

Regarding exploration activity in 1Q21, the YPF.SC.AP.xp-19 well was drilled in the Province of Santa Cruz, which is currently awaiting completion.

4.2. DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Diesel	996	826	921	-7.5%
Gasoline	669	494	613	-8.4%
Other domestic market	331	398	462	39.5%
Export market	357	217	276	-22.6%

Revenues	2,353	1,934	2,273	-3.4%

Depreciation	(94)	(93)	(90)	-4.6%
Refining cost	(114)	(113)	(106)	-6.6%
Fuels imports	(97)	(30)	(75)	-23.1%
Crude oil purchases (intersegment + third parties)	(1,246)	(912)	(1,203)	-3.5%
Biofuel purchases	(161)	(50)	(108)	-32.6%
Other	(574)	(626)	(492)	-14.3%

Operating income before impairment of assets	67	110	199	N.M

Impairment of assets	—	—	—	N.M

Operating income	67	110	199	N.M

Depreciation & amortization	145	147	134	-7.7%
Impairment of assets	—	—	—	N.M

EBITDA	212	257	333	56.6%

Leasing	(26)	(25)	(16)	-38.1%
Other adjustments	0	1	1	62.8%

Adjusted EBITDA	187	233	317	69.8%

Capex	85	131	51	-39.4%

Adjusted EBITDA includes holding results from crude oil at transfer price of US$(156) million in 1Q20, US$51 million in 4Q20, and US$108 million in 1Q21.

Revenues decreased 3.4% compared to 1Q20, reaching US$2,273 million mainly driven by lower prices for our main products. While prices contracted, the easing of mobility restrictions during 1Q21 more than offset the combination of pre-pandemic demand levels for January and February 2020 and the large drop seen in March – due to the stringent lockdown measures announced at the beginning of the outbreak –, allowing for an increase in demand for our refined products in the domestic market.

Diesel revenues in 1Q21 – 41% of the segment’s sales – decreased 7.5% y/y due to lower prices in dollars for the diesel mix of 12.5%, partially offset by higher volumes of 5.2%. In the same line, gasoline revenues – 27% of the downstream sales – decreased by 8.4% y/y due to a contraction in prices (-10.3%) partially offset by an expansion in volumes (1.4%). It is worth noting that the mix of premium products improved, with volumes increasing 7.0% and 2.4% for Infinia Diesel (premium diesel) and Nafta Infinia (premium gasoline), respectively. Other sales in the domestic market increased by 39.5% y/y mainly supported by higher sales of fuel oil, petroleum coal, lubricants, fertilizers, LPG, petrochemicals and asphalts, partially offset by lower sales of jet fuel and crude oil.

Export revenues decreased 22.6% y/y driven by a significant reduction in jet fuel demand, lower sales of diesel and virgin naphtha, partially offset by higher sales of grain and flours.

On a sequential basis, revenues increased 17.5% driven by both higher domestic and export sales as volumes and prices of most products expanded following the recovery in international prices and our active pricing strategy at the pump. Gasoline sales jumped 24.2% q/q on a recovery in volumes (14.7%) and prices in dollars (8.9%). On the diesel side, revenues showed the same upward trend increasing 11.5% q/q on higher prices (11.4%) and stable volumes (-0.1%).

Operating costs for the segment decreased y/y mainly due to the following:

•	Refining costs decreased by 6.6% mainly motivated by lower charges related to repair and maintenance, electricity and other supplies, personnel expenses, and consumption of materials and spare parts.

•	Crude oil purchases decreased by 3.5% driven by lower crude volumes transferred from the Upstream segment (-8.7%), partially offset by higher volumes bought to third parties (3.6%) and higher prices.

•

Biofuel purchases decreased by 32.6% due to lower purchases of biodiesel (-63.4%) driven by a contraction in volumes despite a higher price, which more than offset the increase in bioethanol purchases (5.6%) driven by higher prices.

•

Fuel imports decreased 23.1%, mainly driven by a decrease of 47.6% for diesel and 58.0% for jet fuel on lower volumes, partially offset by higher purchases of premium gasoline by 62.5% due to higher volumes.

As a result, Adjusted EBITDA reached US$317 million during the quarter, expanding 69.8% y/y. However, when excluding holding results from crude oil at transfer price to better reflect the profitability of the segment, Adjusted EBITDA figure goes down to US$210 million, contracting 38.8% y/y.

Downstream Operating data Unaudited Figures	1Q20	4Q20	1Q21	Y/Y Δ
Crude processed (Kbbld)	275.4	238.2	273.4	-0.7%
Refinery utilization (%)	86%	75%	83%	-287	bps
Sales volume

Sales of refined products (Km3)	4,101	4,056	4,140	1.0%

Total domestic market	3,541	3,890	3,901	10.2%
of which Gasoline	1,222	1,081	1,240	1.4%
of which Diesel	1,722	1,812	1,811	5.2%
Total export market	561	166	239	-57.4%

Sales of petrochemical products (Ktn)	227	152	247	9.1%

Domestic market	166	116	166	-0.1%
Export market	61	36	81	34.5%

Sales of grain, flours and oils (Ktn)	238	217	294	23.9%

Domestic market	33	29	11	-67.2%
Export market	205	189	284	38.6%

Sales of fertilizers (Ktn)	91	131	186	N.M

Domestic market	91	131	186	N.M
Average prices of fuels in the domestic market
Gasoline (USD/m3)	533	439	478	-10.3%
Diesel (USD/m3)	576	453	504	-12.5%

Average domestic prices for gasoline and diesel are net of taxes but include commissions and fuel bonuses. These prices are calculated as total realized revenues divided by volume sold in each period.

Nominal capacity at 328.1kbbl/d in 1Q21.

The crude oil processed during the quarter was 273.4 Kbbld, slightly down 0.7% y/y. 1Q21 utilization was affected by a scheduled stoppage at the La Plata Refinery from the end of February that continued throughout the month of March. Sequentially, the processed crude oil increased 14.8% q/q in line with the recovery in demand.

Average diesel and gasoline prices in dollars in the local market dropped 12.5% y/y and 10.3% y/y, respectively, mainly driven by the devaluation, as in Pesos, there was an y/y increase of 26.7% for the diesel mix and 30.2% for gasoline. Since demand showed signs of recovery, we started with periodic adjustments at the pump since August 2020, which allowed us to stabilize our net prices in dollars, and more recently, recover some margin. In this line, when looking on a sequential basis, average price for the diesel mix increased 11.4% in dollars, with gasoline following the uptrend at 8.9%.

CAPEX:

Downstream capex totaled US$51 million, decreasing 39.4% y/y and 60.8% q/q. During 1Q21, we continued performing engineering developments and equipment purchases for the new diesel and gasoline hydrotreating units to comply with the new fuel specifications under Resolution 576/2019 of the Ministry of Treasury.

At the Luján de Cuyo Refinery, works to modernize the MTBE unit to ETBE continued, with completion estimated for the last quarter of 2021. In the city of Rosario, the construction on the new airplane refueling facility is being completed, which is expected to be inaugurated within the next few months.

Despite the global context, we continued investing to maintain safety conditions for our personnel and the environment in the refining, logistics and dispatch facilities for petroleum products, taking all the necessary precautions to minimize the risk of COVID-19 spreading.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Natural gas as producers (intersegment + third parties)	308	243	285	-7.4%
Natural gas retail segment	92	82	57	-37.4%
Other	71	16	27	-61.4%

Revenues	470	341	370	-21.4%

Depreciation	(6)	(5)	(6)	-0.8%
Natural gas purchases (intersegment + third parties)	(325)	(247)	(288)	-11.3%
Other	(158)	(219)	(107)	-32.4%

Operating income before impairment of assets	(18)	(130)	(31)	69.9%

Impairment of assets	—	(6)	—	N.M

Operating income	(18)	(135)	(31)	69.9%

Depreciation & amortization	20	11	12	-39.4%
Impairment of assets	—	6	—	N.M

EBITDA	2	(119)	(19)	N.M

Leasing	(20)	(16)	(6)	-70.5%
Other adjustments	0	(1)	2	N.M

Adjusted EBITDA	(18)	(136)	(23)	29.2%

Capex	13	29	4	-70.2%

Sales of natural gas as producers include domestic and external markets.

Revenues of the segment decreased 21.4% y/y, mainly driven by a 7.4% decrease in sales of natural gas as producers in the local market and abroad – 77% of segment’s sales – given the lower volumes due to the aforementioned contraction in production. This was partially offset by better prices in dollars supported by the new Plan GasAR. Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 16% of segment’s sales – decreased by 37.4% mainly on the back of lower gas sold to power plants and a contraction in the average price perceived through its distribution network due to the lack of tariff updates.

Total operating costs decreased y/y primarily due to a lower figure for purchases of natural gas of (-11.3% y/y) on decreased volumes – volumes transferred from the Upstream segment were down by 15.2%, while the reduction of purchases from third parties was 58.3%.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Revenues	172	161	144	-16.6%

Operating costs	(228)	(240)	(186)	-18.6%

Operating income before impairment of assets	(56)	(79)	(42)	-24.8%

Impairment of assets	—	(0)	—	N.M
Operating income	(56)	(79)	(42)	-24.8%
Depreciation & amortization	17	21	19	15.8%
Impairment of assets	—	0	—	N.M

EBITDA	(39)	(58)	(22)	-42.3%

Leasing	(0)	(5)	—	N.M
Other adjustments	(2)	1	(1)	-69.1%

Adjusted EBITDA	(41)	(62)	(23)	-43.4%

Capex	23	16	7	-69.9%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 1Q21 represented a loss of US$23 million, which compares favorably with a loss of US$41 million in 1Q20, mainly on cost-efficiencies due to the voluntary retirement program executed in 2020 and high expected losses from ongoing projects recorded at our controlled company A Evangelista S.A. during 1Q20.

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Revenues	(1,480)	(1,141)	(1,386)	-6.4%

Operating costs	1,717	1,040	1,320	-23.1%

Operating income before impairment of assets	237	(101)	(66)	N.M

Impairment of assets	—	—	—	N.M

Operating income	237	(101)	(66)	N.M

Depreciation & amortization	—	—	—	N.M
Impairment of assets	—	—	—	N.M

EBITDA	237	(101)	(66)	N.M

Leasing	—	—	—	N.M
Other adjustments	—	—	—	N.M

Adjusted EBITDA	237	(101)	(66)	N.M

Consolidation adjustments to eliminate results among business segments not transferred to third parties was negative US$66 million in 1Q21 versus positive US$237 million in 1Q20. In 1Q21, the gap between the transfer price across businesses and the cost of production of the company’s inventories widened mainly due to the increase in the international price of the Brent crude oil that affected transfer prices, while in 1Q20 it decreased due to the drop in Brent.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Y/Y Δ
Cash BoP	1,106	784	650	-41.2%
Net cash flow from operating activities	961	849	1,054	9.6%
Net cash flow from investing activities	(688)	(540)	(523)	-23.9%
Net cash flow from financing activities	(293)	(377)	(522)	78.1%
FX adjustments & other	(12)	(66)	(46)	N.M

Cash EoP	1,074	650	612	-43.0%

Investment in financial assets	85	344	382	N.M

Cash + short-term investments EoP	1,159	994	995	-14.2%

FCF	(85)	182	284	N.M

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

BoP stands for Beginning of period / EoP stands of End of period.

Net cash flows from operating activities amounted to US$1,054 million in 1Q21, increasing 9.6% y/y compared to the positive US$961 million in 1Q20. The y/y increase was mainly due to a decrease in working capital needs mainly motivated by a decrease in inventory levels, and the collections related to the legacy Plan Gas, despite the contraction in Adjusted EBITDA and the scheduled payments related to the termination of the contract with Exmar and the voluntary retirement program.

Net cash flows from investing activities were negative US$523 million, compared to negative US$688 million in 1Q20 mainly driven by a decrease in the acquisition of PP&E, which totaled US$493 million, including purchases of materials. This was partially offset by the collection of US$104 in 1Q20 in connection to the aforementioned transaction in the Bandurria Sur block.

Net cash flows from financing activities amounted to negative US$522 million, compared to negative US$293 million in 1Q20, mainly driven by a negative net borrowing figure of US$246 million compared to a positive amount of US$69 million in 1Q20, partially compensated by a reduction in interest payments which declined about 23.7%, totaling US$200 million in 1Q21 compared to US$262 million during the same period in 2020. The net negative borrowing for the quarter was concentrated in the amortization of the 2021 Notes, net of the effects of the debt exchange as most of the other maturities were rolled over. It is worth noting that during February, right after the consummation of the Global Debt Exchange, we accessed the local capital market being able to successfully raise over US$120 million equivalent through the combination of a reopening of a 3-year dollar-linked security and a new 42-month inflation-linked note, both providing very competitive financing conditions.

Free cash flow during the quarter reached US$284 million, an improvement compared to the outflow of US$85 million registered in 1Q20 and the inflow of US$182 million registered last quarter. The improvement was related to the aforementioned recovery in profitability and lower CAPEX, which allowed for a significant reduction in our net debt.

The previously described cash generation, together with the company’s investments in Argentine sovereign bonds and Treasury notes (US$382 million at market value), resulted in a position of cash and cash equivalents of US$995 million as of March 31, 2021, almost unchanged from the liquidity position we had in 4Q20.

The Peso portion of our cash and cash equivalents reached 76% – compared to 18% in 1Q20 and 75% in 4Q20 – as Communication “A” 7030 from the Argentine Central Bank restricts corporations from holding liquid assets abroad if they want to continue having access to the official FX market. However, as of March 31st 2021, our net FX exposure related to our liquidity position, including our peso denominated debt and FX hedge of our cash, stood at around 20%.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	1Q20	4Q20	1Q21	Q/Q Δ
Short-term debt	2,797	1,793	1,187	-33.8%
Long-term debt	6,002	6,277	6,560	4.5%

Total debt	8,799	8,070	7,747	-4.0%

Avg. Interest rate for AR$-debt	36.0%	34.7%	34.9%
Avg. Interest rate for US$-debt	7.6%	7.5%	7.5%
% of debt in AR$	9%	6%	6%

Cash + short term investments	1,159	994	995	0.1%

% of cash in AR$	18%	75%	76%

Net debt	7,640	7,076	6,752	-4.6%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of March 31, 2021, YPF’s consolidated net debt totaled US$6,752 million, decreasing by US$888 million y/y, and reaching a level not seen since 2015, driven by a 12.0% reduction in total debt to US$7,747 million, which more than offset a US$164 million contraction in our cash position. On a sequential basis, net debt declined by US$324 million, as net cash generated in our operations was used to reduce debt instead of building up the liquidity position given our strategy to maintain liquidity relatively stable to avoid incremental exposure to FX volatility or higher cost of carry.

Despite the lower net debt level, our net-debt-to-last-twelve-month-adjusted-EBITDA ratio was 4.9x, stable q/q but higher than the 2.2x ratio in 1Q20 due to the deterioration of our Adjusted EBITDA over the most recent quarters.

The aforementioned reduction in our indebtedness together with the cash relief for 2021 and 2022 from the Global Debt Exchange executed earlier this year, resulted in a significantly more manageable maturity profile, particularly in relation to short-term maturities. Furthermore, most maturities coming due in the remainder of this year are primarily concentrated in local loans and bonds, with just over US$250 million in cross-border maturities, most of which are trade-related.

The following chart shows the consolidated principal debt maturity profile of the company as of March 31st 2021, expressed in millions of dollars:

YPF bonds issued during 1Q2021 are detailed below:

New Issuances Instrument	Market	Issue Date	Maturity Date	Currency	Interest Rate	Amount Issued
Class XVI	Global	12-Feb-21	12-Feb-26	US$	Step-up 4%/9%	775,782,279
Class XVII	Global	12-Feb-21	30-Jun-29	US$	Step-up 2.5%/9%	747,833,257
Class XVIII	Global	12-Feb-21	30-Sep-33	US$	Step-up 1.5%/7%	575,649,021
Class XIX	Domestic	26-Feb-21	26-Aug-24	UVAs	3.5%	60,472,978	(1)
Additional Class XIV(2)	Domestic	26-Feb-21	4-Dec-23	US$ linked	2.0%	75,551,034

(1)	Equivalent to AR$ 4,128,490,208.06.
(2)	Reopening Class XIV issued at discount with an equivalent interest rate of 3.0%.

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement	1Q20	4Q20	1Q21	Y/Y Δ
Unaudited Figures, in US$ million
Revenues	2,832	2,270	2,648	-6.5%

Costs	(2,366)	(2,076)	(2,238)	-5.4%

Gross profit	466	194	410	-12.1%

Selling expenses	(225)	(224)	(225)	-0.1%
Administrative expenses	(109)	(135)	(103)	-6.1%
Exploration expenses	(12)	(10)	(2)	-84.5%
Impairment of property, plant and equipment and intangible assets	—	822	—	N.M
Other operating results, net	120	(99)	(3)	N.M

Operating income	241	549	78	-67.7%

Income of interests in companies and joint ventures	22	56	58	N.M
Financial Income	339	420	254	-25.1%
Financial Cost	(489)	(454)	(365)	-25.2%
Other financial results	(22)	59	63	N.M
Financial results, net	(172)	24	(49)	-71.7%

Net profit before income tax	91	629	87	-4.9%

Income tax	12	(90)	(112)	N.M

Net profit for the period	103	539	(25)	N.M

Net profit for shareholders of the parent company	101	553	(23)	N.M
Net profits for non-controlling interest	2	(14)	(2)	N.M
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.26	1.41	(0.06)	N.M
Other comprehensive income	705	765	742	5.3%

Total comprehensive income for the period	808	1,304	716	-11.3%

Income Statement	1Q20	4Q20	1Q21	Y/Y Δ
Unaudited Figures, in AR$ million
Revenues	174,670	187,473	234,890	34.5%

Costs	(145,914)	(171,123)	(198,531)	36.1%

Gross profit	28,756	16,350	36,359	26.4%

Selling expenses	(13,876)	(18,433)	(19,945)	43.7%
Administrative expenses	(6,749)	(11,214)	(9,125)	35.2%
Exploration expenses	(716)	(772)	(159)	-77.8%
Impairment of property, plant and equipment and intangible assets	—	65,685	—	N.M
Other operating results, net	7,383	(7,878)	(276)	N.M

Operating income	14,798	43,738	6,854	-53.7%

Income of interests in companies and joint ventures	1,420	5,020	5,116	N.M
Financial Income	20,806	33,729	22,347	7.4%
Financial Cost	(30,134)	(37,553)	(32,323)	7.3%
Other financial results	(1,293)	5,382	5,685	N.M
Financial results, net	(10,621)	1,558	(4,291)	-59.6%

Net profit before income tax	5,597	50,316	7,679	37.2%

Income tax	754	(7,304)	(9,926)	N.M

Net profit for the period	6,351	43,012	(2,247)	N.M

Net profit for shareholders of the parent company	6,212	44,235	(2,066)	N.M
Net profits for non-controlling interest	139	(1,223)	(181)	N.M
Earnings per share attributable to shareholders of the parent company (basic and diluted)	15.83	112.71	(5.26)	N.M
Other comprehensive income	43,274	61,303	65,658	51.7%

Total comprehensive income for the period	49,625	104,315	63,411	27.8%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-20	31-Mar-21	31-Dec-20	31-Mar-21
Non-current Assets
Intangible assets	465	460	39,119	42,266
Properties, plant and equipment	16,413	16,129	1,379,527	1,482,277
Assets for leasing	524	526	44,081	48,384
Investments in companies and joint ventures	1,274	1,302	107,112	119,669
Deferred tax assets, net	31	29	2,629	2,690
Other receivables	174	163	14,657	14,952
Trade receivables	101	56	8,531	5,179

Total Non-current Assets	18,985	18,666	1,595,656	1,715,417

Current Assets
Assets held for disposal	6	6	494	540
Inventories	1,191	1,212	100,137	111,343
Contract assets	10	4	871	394
Other receivables	409	516	34,369	47,419
Trade receivables	1,287	1,293	108,146	118,795
Investment in financial assets	344	382	28,934	35,127
Cash and cash equivalents	650	612	54,618	56,276

Total Current Assets	3,897	4,025	327,569	369,894

Total Assets	22,882	22,691	1,923,225	2,085,311

Shareholders’ Equity
Shareholders’ contributions	124	114	10,385	10,467
Reserves, other comprehensive income and retained earnings	7,934	7,940	666,845	729,649
Non-controlling interest	73	74	6,165	6,772

Total Shareholders’ Equity	8,131	8,127	683,395	746,888

Non-current Liabilities
Provisions	2,219	2,240	186,488	205,867
Deferred tax liabilities, net	1,423	1,416	119,609	130,144
Income tax payable	42	37	3,571	3,442
Other taxes payable	3	2	215	201
Salaries and social security	46	46	3,860	4,203
Liabilities from leasing	288	298	24,172	27,387
Loans	6,277	6,560	527,575	602,830
Other liabilities	35	16	2,961	1,429
Accounts payable	8	10	710	958

Total non-current Liabilities	10,341	10,625	869,161	976,461

Current Liabilities
Provisions	73	72	6,133	6,652
Contract liabilities	81	63	6,824	5,799
Income tax payable	9	10	740	946
Other taxes payable	188	268	15,764	24,671
Salaries and social security	178	150	14,934	13,769
Liabilities from leasing	263	250	22,098	23,015
Loans	1,793	1,187	150,731	109,085
Other liabilities	108	99	9,062	9,087
Accounts payable	1,718	1,838	144,383	168,938

Total Current Liabilities	4,410	3,939	370,669	361,962

Total Liabilities	14,751	14,564	1,239,830	1,338,423

Total Liabilities and Shareholders’ Equity	22,882	22,691	1,923,225	2,085,311

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement	1Q20	4Q20	1Q21	Y/YΔ
Unaudited Figures, in US$ million
Operating activities
Net income	103	539	(25)	N.M
Income of interests in companies and joint ventures	(22)	(56)	(58)	N.M
Depreciation of property, plant and equipment	710	466	688	-3.2%
Depreciation of the right-of-use assets	77	56	48	-38.4%
Amortization of intangible assets	11	12	12	8.1%
Losses of property, plant and equipment and intangible assets and consumption of materials	77	86	83	7.8%
Income tax charge	(12)	90	112	N.M
Net increase in provisions	63	56	65	2.7%
Impairment of property, plant and equipment and intangible assets	—	(822)	—	N.M
Interest, exchange differences and others	161	(76)	43	-73.0%
Stock compensation plans	2	2	1	-43.9%
Accrued insurance	(7)	(6)	—	N.M
Results for assignment of participation in areas	(104)	—	—	N.M
Results from exchange of debt instruments	—	—	(21)	N.M
Changes in assets and liabilities
Trade receivables	251	207	21	-91.8%
Other receivables	(65)	(46)	(93)	43.4%
Inventories	(179)	178	(25)	-85.8%
Accounts payable	(56)	54	191	N.M
Other taxes payable	6	(15)	91	N.M
Salaries and Social Security	(29)	42	(28)	-4.4%
Other liabilities	3	110	(27)	N.M
Decrease in provisions included in liabilities for payments / utilization	(22)	(11)	(21)	-6.6%
Contract Assets	(8)	(6)	5	N.M
Contract Liabilities	1	(17)	(7)	N.M
Dividends received	2	2	0	-85.1%
Insurance charge for loss of profit	4	9	0	-96.6%
Income tax payments	(7)	(7)	(1)	-80.0%

Net cash flow from operating activities	961	849	1,054	9.6%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(792)	(410)	(493)	-37.7%
Contributions and acquisitions of interests in companies and joint ventures	—	—	—	N.M
Proceeds from sales of financial assets	—	93	105	N.M
Payments for the acquisition of financial assets	—	(224)	(148)	N.M
Interest received from financial assets	—	0	13	N.M
Collection for assignment of participation in areas	104	—	—	-100.0%

Net cash flow from investing activities	(688)	(540)	(523)	-23.9%

Financing activities
Payment of loans	(342)	(566)	(537)	56.9%
Payment of interests	(262)	(159)	(200)	-23.7%
Proceeds from loans	411	455	291	-29.3%
Acquisition of own shares	—	(7)	—	N.M
Payment of leasing	(97)	(98)	(77)	-20.8%
Payment of interests related to income tax	(4)	(1)	(0)	-98.2%
Payment of dividends	—	—	—	N.M

Net cash flow from financing activities	(293)	(377)	(522)	78.1%

Effect of changes in exchange rates on cash and cash equivalents	69	5	10	-85.0%
Translation adjustments	(81)	(71)	(56)	-30.6%
Increase (decrease) in cash and cash equivalents	(32)	(134)	(37)	18.8%
Cash and cash equivalents at the beginning of the period	1,106	784	650	-41.2%

Cash and cash equivalents at the end of the period	1,074	650	612	-43.0%

Cash Flow Statement	1Q20	4Q20	1Q21	Y/YΔ
Unaudited Figures, in AR$ million
Operating activities
Net income	6,351	43,012	(2,247)	N.M
Income of interests in companies and joint ventures	(1,420)	(5,020)	(5,116)	N.M
Depreciation of property, plant and equipment	43,636	37,505	60,875	39.5%
Depreciation of the right-of-use assets	4,752	4,491	4,214	-11.3%
Amortization of intangible assets	669	1,019	1,042	55.8%
Losses of property, plant and equipment and intangible assets and consumption of materials	4,737	6,892	7,369	55.6%
Income tax charge	(754)	7,304	9,926	N.M
Net increase in provisions	3,862	4,485	5,723	48.2%
Impairment of property, plant and equipment and intangible assets	—	(65,685)	—	N.M
Interest, exchange differences and others	9,840	(5,787)	3,814	-61.2%
Stock compensation plans	147	173	119	-19.0%
Accrued insurance	(458)	(454)	—	N.M
Results for assignment of participation in areas	(6,356)	—	—	N.M
Results from exchange of debt instruments	—	—	(1,855)	N.M
Changes in assets and liabilities
Trade receivables	15,390	16,563	1,816	-88.2%
Other receivables	(3,995)	(3,665)	(8,263)	N.M
Inventories	(10,952)	14,261	(2,247)	-79.5%
Accounts payable	(3,406)	4,314	16,880	N.M
Other taxes payable	365	(1,180)	8,067	N.M
Salaries and Social Security	(1,775)	3,341	(2,449)	38.0%
Other liabilities	173	8,776	(2,377)	N.M
Decrease in provisions included in liabilities for payments / utilization	(1,351)	(884)	(1,821)	34.8%
Contract Assets	(517)	(498)	480	N.M
Contract Liabilities	86	(1,396)	(611)	N.M
Dividends received	130	122	28	-78.5%
Insurance charge for loss of profit	247	722	12	-95.1%
Income tax payments	(446)	(542)	(129)	-71.1%

Net cash flow from operating activities	58,955	67,869	93,250	58.2%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(48,540)	(32,736)	(43,640)	-10.1%
Contributions and acquisitions of interests in companies and joint ventures	—	—	—	N.M
Proceeds from sales of financial assets	—	7,447	9,256	N.M
Payments for the acquisition of financial assets	—	(17,921)	(13,094)	N.M
Interest received from financial assets	—	3	1,172	N.M
Collection for assignment of participation in areas	6,356	—	—	-100.0%

Net cash flow from investing activities	(42,184)	(43,207)	(46,306)	9.8%

Financing activities
Payment of loans	(20,964)	(45,245)	(47,468)	N.M
Payment of interests	(16,043)	(12,740)	(17,663)	10.1%
Proceeds from loans	25,221	36,334	25,713	2.0%
Acquisition of own shares	—	(550)	—	N.M
Payment of leasing	(5,936)	(7,820)	(6,783)	14.3%
Payment of interests related to income tax	(264)	(88)	(7)	-97.3%
Payment of dividends	—	—	—	N.M

Net cash flow from financing activities	(17,986)	(30,109)	(46,208)	N.M

Effect of changes in exchange rates on cash and cash equivalents	4,247	424	922	-78.3%
Increase (decrease) in cash and cash equivalents	3,032	(5,023)	1,658	-45.3%
Cash and cash equivalents at the beginning of the period	66,100	59,641	54,618	-17.4%

Cash and cash equivalents at the end of the period	69,132	54,618	56,276	-18.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes
Unaudited Figures	Unit	1Q20	2Q20	3Q20	4Q20	Cum. 2020	1Q21
Total Production	Kboe	46,439	42,480	43,101	38,901	170,920	39,330

Crude oil production	Kbbl	20,488	18,274	18,621	18,311	75,693	18,691
NGL production	Kbbl	4,090	4,162	4,121	995	13,369	2,653
Gas production	Mm3	3,476	3,187	3,237	3,116	13,015	2,860
Henry Hub	USD/MMBTU	2.0	1.6	2.2	2.7	2.1	2.7
Brent	USD/bbl	50.4	29.3	43.0	44.3	41.8	60.8
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,101	3,041	3,771	4,056	14,970	4,140

Domestic market	Km3	3,541	2,679	3,495	3,890	13,606	3,901
Gasoline	Km3	1,222	579	816	1,081	3,698	1,240
Diesel	Km3	1,722	1,578	1,931	1,812	7,044	1,811
Jet fuel and kerosene	Km3	126	13	14	27	180	65
Fuel Oil	Km3	4	29	157	85	275	102
LPG	Km3	136	182	229	122	670	130
Other (*)	Km3	330	298	348	763	1,739	553
Export market	Km3	561	362	275	166	1,364	239
Petrochemical naphtha	Km3	86	104	52	24	266	0
Jet fuel and kerosene	Km3	124	10	10	22	165	25
LPG	Km3	141	23	33	38	235	74
Bunker (Diesel and Fuel Oil)	Km3	103	103	94	51	350	52
Other (*)	Km3	107	122	87	31	347	88

Sales of petrochemical products	Ktn	227	147	192	152	717	247

Domestic market	Ktn	166	95	147	116	524	166
Methanol	Ktn	55	22	36	14	129	43
Other	Ktn	111	72	110	102	395	123
Export market	Ktn	61	52	45	36	193	81
Methanol	Ktn	27	6	2	15	50	45
Other	Ktn	33	46	43	21	143	37

Grain, flours and oils	Ktn	238	523	459	217	1,438	294

Domestic market	Ktn	33	97	57	29	216	11
Export market	Ktn	205	427	401	189	1,221	284

Fertilizers	Ktn	91	227	233	131	682	186

Domestic market	Ktn	91	227	233	131	682	186
Main products imported (YPF stand alone)
Gasolines	Km3	51	0	0	0	51	82
Jet Fuel	Km3	0	0	0	8	8	0
Diesel	Km3	78	150	82	61	371	46

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer